EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of ordinary shares of Cellect Biotechnology Ltd.

EXECUTED this 16th day of August, 2017.

/s/ Shai Yarkoni
Dr. Shai Yarkoni

/s/ Kasbian Nuriel Chiricht
Kasbian Nuriel Chirich